Exhibit (a)(3)

November 12, 2003

Dear Stockholders:

      I am pleased to inform you that Rogue Wave Software, Inc. has entered into an agreement with Quovadx, Inc., pursuant to which Quovadx, through a wholly owned subsidiary, has today commenced an exchange offer to purchase each outstanding share of Rogue Wave’s common stock for $4.09 in cash and 0.5292 shares of Quovadx common stock.

      The completion of the exchange offer is subject to, among other things, at least a majority of the outstanding shares of Rogue Wave’s common stock on a fully-diluted basis being validly tendered and not withdrawn prior to the expiration of the offer. Following completion of the offer and the satisfaction or waiver of certain other conditions, Rogue Wave will be merged with the subsidiary of Quovadx, and each remaining share of Rogue Wave’s common stock outstanding will be converted into the right to receive cash in the amount of $4.09 and 0.5292 shares of Quovadx common stock.

      Your Board of Directors has approved the agreement and the transactions contemplated thereby, including the Exchange Offer and the Merger, and has determined that the transactions contemplated by the agreement are advisable, fair to and in the best interests of Rogue Wave and its stockholders. Your Board recommends that Rogue Wave stockholders accept the Offer and tender their shares of Rogue Wave common stock pursuant to the Offer.

      Accompanying this letter and Solicitation/ Recommendation Statement is Quovadx’s preliminary prospectus, dated November 12, 2003, together with related materials to be used for tendering your shares of Rogue Wave common stock, including a letter of transmittal. These documents set forth the terms and conditions of the offer and the merger and include additional information on how to tender your shares. I urge you to read these materials carefully. If you need assistance in tendering your shares, please contact Mellon Investor Services, the exchange agent, at the address or telephone number appearing on the back cover page of the accompanying prospectus.

      On behalf of the Board of Directors and management of Rogue Wave, we thank you for your support.

Sincerely,

/s/ Kathleen E. Brush

Kathleen E. Brush
President and Chief Executive Officer